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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH., D.C. 153

SEC FILE NUMBER
8-13535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Schwab Capital Markets L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue East
(No. and Street)

Jersey City (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Benjamin J. Chrnelich (212) 804-3605
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Benjamin J. Chrnelich, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Schwab Capital Markets L.P. and its subsidiary (the "Partnership") as of and for the year ended December 31, 2003, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 19, 2004

Signature Date

Director of Accounting

Title

Notary Public

ELIZABETH DeMOVIC
Notary Public, State of New York
No. 01DE6020583
Qualified in New York County
Commission Expires March 01, 2007

SCHWAB CAPITAL MARKETS L.P.
(SEC I.D. No. 8-13535)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

PUBLIC DOCUMENT

(PURSUANT TO RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Schwab Capital Markets L.P.

We have audited the accompanying consolidated statement of financial condition of Schwab Capital Markets L.P. and its subsidiary (the "Partnership") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Schwab Capital Markets L.P. and its subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2004

SCHWAB CAPITAL MARKETS L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(In Thousands)

Assets

Cash and cash equivalents	$	46,595
Cash segregated under federal and other regulations		2,327
Receivable from brokers, dealers and clearing organizations		107,681
Securities owned - at market value		88,344
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $45,967)		12,999
Intangible assets (less accumulated amortization of $2,430)		2,970
Goodwill		25,320
Other assets		3,158
Total Assets	$	289,394

Liabilities and Partners' Capital

Liabilities		
Drafts payable	$	1,462
Payable to brokers, dealers and clearing organizations		27,186
Payable to customers		1,210
Securities sold, but not yet purchased - at market value		74,868
Accrued expenses		43,756
		148,482
Subordinated borrowings		50,000
Total Liabilities		198,482
Partners' Capital		90,912
Total Liabilities and Partners' Capital	$	289,394

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization and Significant Accounting Policies

Organization - Schwab Capital Markets L.P. and its subsidiary, Pebble LLC ("Pebble"), ("SCM" or the "Partnership"), is an indirect wholly-owned subsidiary of The Charles Schwab Corporation (the "Parent"). CS Capital Markets & Co. ("CMCO"), the general partner, and Schwab Associates & Co. ("SAC"), the limited partner, are the direct owners of SCM at a ratio of 1% and 99%, respectively. Both CMCO and SAC are ultimately owned by the Parent. SCM is a Limited Partnership under the laws of New Jersey and its principal office is located in Jersey City.

SCM is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD").

SCM provides equities trading and execution for the Parent, its affiliates and other institutional investment firms. Additionally, SCM acts as a market-maker in Nasdaq and other securities and provides research and other related services to institutional investors. A substantial portion of SCM's order flow is derived from transactions initiated by an affiliate, Charles Schwab & Co., Inc.

Basis of Presentation – This Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying Consolidated Statement of Financial Condition. Such estimates relate to capitalized development costs for internal-use software, useful lives of intangible assets, equipment, office facilities and property; valuation of goodwill and other intangible assets and fair value of financial instruments, restructuring liabilities and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions have been eliminated.

Securities Transactions - Principal securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Cash Equivalents - The Partnership considers all highly liquid investments with original maturities of three months or less, that are not required to be segregated under federal and other regulations, to be cash equivalents.

Cash Segregated under Federal and Other Regulations - The Partnership utilizes an interest bearing demand deposit account to segregate amounts for regulatory purposes.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations - Receivables from and payables to brokers, dealers and clearing organizations result from the Partnership's normal clearing and trading activities and primarily relate to securities transactions that are pending settlement with the counter-party.

Securities Borrowed - Securities borrowed for cash collateral are included in the Consolidated Statement of Financial Condition at the amount of cash advanced in connection with the transaction and are included in receivables from brokers, dealers and clearing organizations. The Partnership takes possession of securities borrowed, monitors the market value of the securities borrowed against the collateral on a daily basis and adjusts such collateral as necessary.

Securities Owned and Securities Sold, But Not Yet Purchased - Securities owned and securities sold, but not yet purchased are stated at market value and consist principally of common stocks and warrants.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are depreciated primarily on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three years. Intangible assets without indefinite lives are amortized on a straight-line basis over an estimated useful life of five years.

Goodwill - The Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 142 - *Goodwill and Other Intangible Assets* on January 1, 2002. Under SFAS No. 142, companies are no longer permitted to amortize goodwill and certain intangible assets with an indefinite useful life. Instead, these assets must be tested for impairment at least annually or whenever indications of impairment exist. The Partnership has elected April 1 as its annual impairment testing date. There was no impairment recognized for the year ended December 31, 2003.

Payable to Customers - Payable to customers primarily represents free credit balances of customers.

Accrued Expenses - Accrued expenses primarily consists of compensation payable, accrued restructuring charges, intercompany payables and other accrued operating expenses.

Estimated Fair Value of Financial Instruments - SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments. As a registered broker/dealer, securities owned and securities sold, not yet purchased are recorded at fair value. The fair value of all other financial assets and liabilities (consisting primarily of receivables from and payables to brokers, dealers and clearing organizations, securities borrowed, drafts payable and subordinated borrowings) are considered to approximate their recorded value as they are short-term in nature or subject to frequent repricing.

Stock Based Compensation - The Partnership applies Accounting Principles Board Opinion ("APB") No. 25 - *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its participation in the Parent's stock-based employee compensation plans. Because SCM grants stock option awards at market value, there is no compensation expense recorded, except for restructuring-related expense for modifications of officers' stock options.

Accounting Pronouncements - SFAS No. 146 - *Accounting for Costs Associated with Exit or Disposal Activities* was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 - *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* The Partnership adopted this statement for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Partnership's financial position.

Financial Accounting Standards Board Interpretation ("FIN") No. 45 - *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Partnership adopted the disclosure requirements on December 31, 2002 and the recognition

requirements on January 1, 2003. The adoption of FIN No. 45 did not have a material impact on the Partnership's financial position .

FIN No. 46 - *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 - Consolidated Financial Statements*, was issued in January 2003 and revised in December 2003. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity. The FASB issued a revision of FIN No. 46 ("FIN No. 46R") on December 24, 2003. The Partnership adopted FIN No. 46 in the first quarter of 2003 and the adoption did not have a material impact on the Partnership's financial position.

SFAS No. 149 - *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* was issued in April 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 – *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 149 also amends certain other existing pronouncements. The Partnership adopted the provisions of this statement on June 30, 2003. The adoption of this statement did not have and is not expected to have a material impact on the Partnership's financial position.

SFAS No. 150 - *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* was issued in May 2003. This statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity (e.g., redeemable preferred stock). The Partnership adopted the provisions of this statement in 2003. The adoption of this statement did not have and is not expected to have a material impact on the Partnership's financial position as the Partnership believed there were no financial instruments with characteristics of both liabilities and equity.

2. Relationships and Transactions With Affiliates

The Partnership offers brokerage services to institutional customers that are cleared by an affiliate. At December 31, 2003, the Partnership had a deposit of $251 with the affiliate for such activities. Additionally, SCM executes substantially all Nasdaq security trades, other OTC security trades and a significant portion of exchange-traded securities originated from an affiliate's clients.

Included in accrued expenses at December 31, 2003 is approximately $6,367 payable to an affiliate related to various administrative services, accrued commissions and a state tax refund related to a prior year tax filing.

At December 31, 2003, the Partnership had $50,000 outstanding related to its $150,000 revolving subordinated loan agreement with the Parent. The subordinated borrowing matures on August 18, 2004 and bears annual interest at the Prime Rate less 1.5%. The revolving subordinated loan agreement has been approved by the NASD and therefore qualifies as regulatory capital under the SEC's Uniform Net Capital Rule. To the extent that such debt is required for the Partnership's continued compliance with minimum net capital requirements, such borrowings may not be repaid.

In addition, the Partnership has a $50,000 short-term credit facility provided by the Parent. This facility was unused at December 31, 2003 and requires the Partnership to maintain specified levels of net capital, as defined.

3. Income Taxes

As a limited partnership, SCM is taxed as a partnership, and no provision for Federal and state income taxes is required in the accompanying Consolidated Statement of Financial Condition. Each partner is

responsible for reporting income or loss based on their respective share of the Partnership's income and expenses, as reported for income tax purposes.

4. Commitments and Contingent Liabilities

Leases - The Partnership has noncancelable operating leases through August 2007 for office space. Future minimum rental commitments under these leases at December 31, 2003 are as follows:

Year Ended December 31,		
2004	$	620
2005		620
2006		620
2007		413
Total	$	2,273

The leases contain provisions for escalations based on certain costs incurred by the lessor.

Litigation - The nature of the Partnership's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Partnership's financial position in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Partnership's Consolidated Statement of Financial Condition. However, it is the opinion of management, after consultation with outside legal counsel, that the ultimate outcome of these actions will not have a material adverse impact on the Partnership's Consolidated Statement of Financial Condition.

SCM also provides guarantees to securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. SCM's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for SCM to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

5. Receivable From and Payable To Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2003 consist of the following:

Receivables:	
Receivable from clearing organizations	$ 57,780
Deposits paid for securities borrowed	21,639
Securities failed to deliver	16,108
Deposits with clearing organizations	5,876
Other	6,278
Total receivables	$ 107,681
Payables:	
Payable to clearing organizations	$ 260
Payable for unsettled principal securities transactions - net	12,289
Securities failed to receive	14,637
Total payables	$ 27,186

Securities failed to deliver and receive amounts are recorded at the contract value of securities not delivered or received on settlement date.

Securities borrowed are recorded at the amount of cash collateral advanced. At December 31, 2003, all securities borrowed transactions were with an affiliate. These transactions require the Partnership to deposit cash or other collateral with the lender of securities. At December 31, 2003, the fair value of securities received in connection with securities borrowed transactions is approximately $20,955. Substantially all of the above securities have been used to satisfy delivery requirements of securities sold, but not yet purchased.

6. Regulatory Requirements

The Partnership is subject to the Uniform Net Capital Rule 15c3-1 and Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. The Partnership computes net capital under the alternative method permitted by Rule 15c3-1, which requires maintenance of minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions. Under the alternative method, the Partnership may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 25% of the deductions from net worth for liquidity charges on securities positions held ("haircuts") or 120% of minimum net capital required. At December 31, 2003, the Partnership had net capital of $74,001, which was $73,001 in excess of its minimum required net capital and $72,801 and $69,120 in excess of 25% of haircuts on securities positions and 120% of minimum net capital required, respectively.

In connection with the Customer Protection Rule 15c3-3, the Partnership had $2,327 of cash segregated in a special reserve bank account at December 31, 2003.

7. Employee Benefit Plans

Eligible employees of the Partnership who have met certain service requirements may participate in the Parent's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. Matching contributions to the plan may be provided by the Partnership at the discretion of the Parent. In the first quarter of 2003, the Parent suspended contributions to the plan.

The Parent's stock incentive plans provide for granting options to employees, officers and directors of the Partnership, and restricted stock awards to employees and officers of the Partnership. Options are granted for the purchase of shares in common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant. In 2003, the Parent granted 86,400 options to employees, officers and directors of the Partnership.

Restricted stock awards are restricted from sale and generally vest over a four-year period. These restricted stock awards are amortized on a straight-line basis to compensation expense over the vesting periods based on the fair market value of shares on the date of grant.

8. Off-Balance Sheet Financial Instruments

Off-Balance Sheet Risk - In the normal course of business, the Partnership is involved in principal transactions and the execution and financing of various customer and broker and dealer securities transactions.

In its capacity as market maker, the Partnership maintains inventories in Nasdaq securities, other OTC securities and exchange-traded securities on both a long and short basis. While long inventory positions represent the Partnership's ownership of securities, short inventory positions represent obligations of the Partnership to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Partnership as market values of these securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are monitored by management to ensure compliance with established limits.

The Partnership is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Partnership. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Partnership may incur losses. The Partnership has established procedures to reduce this risk by requiring deposits from customers for certain types of trades and therefore the potential for the Partnership to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

The Partnership's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Partnership may incur losses if the customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur. To mitigate this risk, the Partnership monitors required margin levels on a trade date basis daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

Derivatives - The Partnership's derivatives activities are limited to the purchase and sale of warrants for trading purposes and option contracts held for the purpose of reducing market risk on securities inventories. These derivatives are subject to equity price risk. Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of contracts which derive their value from an underlying equity or a stock index. The average fair value of such derivatives during 2003 was approximately $4. At December 31, 2003 there were no open derivative positions.

Concentrations of Credit Risk - The Partnership's securities trading and lending activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, pension plans, mutual funds and other institutional clients. Concentrations of credit risk can be affected by changes in geographic, industry or economic factors. Additionally, the Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual

obligations pursuant to securities trading and lending activities can be directly impacted by the volatility and liquidity of the Nasdaq, OTC and listed trading markets. The Partnership seeks to mitigate its credit risk and the potential for concentration risk through the procedures described above relative to off-balance sheet risk.

9. Restructuring

In 2003, the Parent completed additional restructuring initiatives to further adjust its workforce in response to the market environment. The restructuring initiatives primarily included further reductions in workforce of approximately fifty-three individuals. These restructuring charges primarily related to severance and other compensation payments. At December 31, 2003, $2,367 in remaining restructuring liabilities is in accrued expenses on the Consolidated Statement of Financial Condition. SCM expects to substantially utilize the remaining restructuring liability through cash payments for severance pay and benefits over the respective severance periods, which generally do not exceed one year.

10. Subsequent Event

On November 19, 2003 the Parent announced the acquisition of SoundView Technology Group, Inc. ("SoundView"), a research-driven securities firm providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare and other growth-related industries. The transaction closed on January 15, 2004 and approximately forty-seven former SoundView traders, sales traders and research sales professionals became employees of SCM.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 19, 2004

Schwab Capital Markets L.P.
Newport Financial Center
111 Pavonia Avenue East
Jersey City, New Jersey 07310

In planning and performing our audit of the consolidated financial statements of Schwab Capital Markets L.P., and its subsidiary (the "Partnership") for the year ended December 31, 2003 (on which we issued our report dated February 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP